Air Products and Chemicals, Inc.
1940 Air Products Boulevard
Allentown, PA 18106-5500
T 610-481-3240
schaefmn@airproducts.com
www.airproducts.com
Melissa N. Schaeffer
Senior Vice President & Chief Financial Officer

April 7, 2022

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Al Pavot

RE:    AIR PRODUCTS & CHEMICALS INC /DE/
Form 10-K for the Year Ended September 30, 2021
Form 10-Q for the Period Ended December 31, 2021
File No. 001-04534

Dear Mr. Pavot:

Air Products and Chemicals, Inc. (the “Company”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 30, 2022 (the “Comment Letter”), with respect to the above-referenced filings. Set forth below is the heading and text of each comment in the Comment Letter, followed by our responses thereto.
Form 10-Q for the Period Ended December 31, 2021
Note 6. Equity Affiliates
Equity Affiliate Investment in Jazan Integrated Gasification and Power Company (JIGPC), page 13
1.In regards to your initial investment of $1.6 billion in the Jazan Integrated Gasification and Power Company, which was made primarily in the form of shareholder loans and represents a 55% interest in the joint venture, please address the following:
•Given your disclosures indicate that the investment was primarily made in the form of loans, please help us understand how you determined that the equity method would be appropriate pursuant to ASC 323-10-15-3;
•Please provide us with a summary of your significant rights and obligations under the joint venture agreement and correspondingly explain how you determined you have significant influence under ASC 323; and
•Please tell us how much of the $1.6 billion was in the form of loans. If the entire $1.6 billion was not in the form of loans, please tell us the remaining components of the investment and corresponding amounts.

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 7, 2022

The Company’s Response:
Summary: We acknowledge the Staff’s comment and respectfully advise the Staff that we determined based on the criteria in ASC 323-10-15-13 that our $1.6 billion shareholder loans to Jazan Integrated Gasification and Power Company (“JIGPC” or the “joint venture”), qualify as in-substance common stock in the joint venture. Because our investment in JIGPC has risk and reward characteristics that are substantially similar to common stock ownership in JIGPC and we have the ability to exercise significant influence over the operating and financial policies of the joint venture, we concluded that it is appropriate to account for our investment in JIGPC under the equity method. In reaching the conclusion that we exercise significant influence, we first determined that the joint venture is a variable interest entity (“VIE”) for which we are not the primary beneficiary.
Funding Overview and In-Substance Common Equity Assessment
The initial funding for the joint venture totaled approximately $7.4 billion and consisted of 60% ($4.45 billion) third-party project finance loans from commercial lenders and 40% shareholder capital contributions ($2.925 billion shareholder loans and $15 million equity). As part of the formation of JIGPC, the shareholders agreed that it would be beneficial from a local tax perspective if their investments were made primarily in the form of shareholder loans. As shown in the table below, minimal equity contributions were made to comply with the registered capital requirements. As such, each shareholder made capital contributions in the form of shareholder loans that were proportionate to their percentage ownership in JIGPC. The percentage split between equity and loans was consistent for each shareholder, with less than 1% of capital contributions made in the form of equity contributions. A summary of the overall initial joint venture funding (shareholder loans, equity contributions and commercial debt) and the funding provided by each shareholder is as follows:

	Shareholder Loans	Equity Contributions
Air Products (55% owner)	$1.609 billion	$8 million
Venture partner A (20% owner)	$585 million	$3 million
Venture partner B (25% owner)	$731 million	$4 million
Total Shareholder Capital Contributions	$2.925 billion	$15 million
Total third-party project finance loans	$4.452 billion
Total JIGPC capitalization	$7.377 billion
Equity contributions to total capitalization	0.20%
As shown above, we contributed $8 million of shareholder equity (equal to our share of the registered capital requirement) and made the remainder of our $1.6 billion investment in the form of shareholder loans. Our investment was consistent with our 55% ownership in JIGPC, and our equity and loan contributions are consistent with those of other shareholders of the joint venture.

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 7, 2022

We evaluated our and the other investors’ shareholder loans under the criteria listed in ASC 323-10-15-13 to evaluate whether these loans qualify as in-substance common stock. ASC 323-10-15-13 states that in-substance common stock is “an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock” and provides three characteristics that must be evaluated to determine whether an investment is substantially similar to an investment in common stock. We evaluated these criteria as follows:
1.Subordination – “An investor shall determine whether the investment has subordination characteristics that are substantially similar to that entity’s common stock.”
Assessment: The shareholder loans are substantially similar to common stock. The fair value of the common equity is less than 1% of the total capitalization. ASC 323-10-15-13(a) provides that “a stated liquidation preference is not substantive if the investee has little or no subordinated equity (for example, common stock) from a fair value perspective”. Case A in ASC 323-10-55-3 to 55-4 illustrates the concept of “little or no”, concluding that common stock with a fair value of $100,000 compared to $10 million of senior preferred equity (1%) was not substantive. Consistent with this guidance, the joint venture has “little or no” common stock from a fair value perspective.
2.Risks and rewards of ownership – “An investor shall determine whether the investment has risks and rewards of ownership that are substantially similar to an investment in that entity’s common stock.”
Assessment: The shareholder loans participate in earnings and losses and capital appreciation/depreciation in a manner that is substantially similar to an investment in the joint venture’s common stock. For example, there are no scheduled principal repayments on the shareholder loans. The Board of Directors approves cash distributions to the investors, including shareholder loan repayments (and dividends), which are based primarily on the operating performance of the joint venture.
3.Obligation to transfer value: “An investment is not substantially similar to common stock if the investee is expected to transfer substantive value to the investor and the common shareholders do not participate in a similar manner.”
Assessment: There is no obligation to transfer value associated with the shareholders’ loans that differs from the periodic Board-approved distributions of cash available to common equity. There are no mandatory redemption features (other than the non-substantive requirement to repay the loans by the end of the 25-year expected life of the joint venture), debt covenants, non-fair value put options, or any other obligation to transfer value in the shareholder loans. Rather, they participate in cash distributions in the same manner as dividends paid to holders of common equity.
Since all three of the characteristics in ASC 323-10-15-13 are met, we concluded that our shareholder loans represent in-substance common stock and that it was appropriate to then assess our degree of influence over the operating and financial policies of JIGPC to determine whether we should account for our investment in JIGPC as an equity method investment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 7, 2022

Summary of Air Product’s Rights and Obligations and Our Assessment of Significant Influence
ASC 323-10-15-6 states “Ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:
a.Representation on the board of directors
b.Participation in policy-making processes
c.Material intra-entity transactions
d.Interchange of managerial personnel
e.Technological dependency
f.Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).”
In our first quarter 10-Q filing, we note in footnote 6, “Equity Affiliates,” that within the VIE primary beneficiary assessment, we identified a number of activities that we considered to be significant to the economic performance of JIGPC, including plant dispatch, operating and maintenance decisions, budgeting, capital expenditures, and financing. Air Products does not control any of these activities. Instead, these activities require unanimous approval of the owners or are controlled by others. Therefore, we determined that we are not the primary beneficiary of the joint venture and should not consolidate it. While we do not control the joint venture, we have the ability to significantly influence the key operating, budgeting, capital and financing decisions of JIGPC through our participation as a shareholder (which represents 55% of the voting stock, a presumption of significant influence in ASC 323-10-15-8) and as a member on the Board of Directors of JIGPC (of which representation on the board of directors of a legal entity is an indicator of significant influence as provided in ASC 323-10-15-6(a)). Because of this analysis, we determined that it was appropriate to account for our investment in JIGPC under the equity method.
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If you have any questions or require any additional information, please call me or Russell A. Flugel, Senior Vice President, Controller and Principal Accounting Officer, at (610) 481-4911.

Very truly yours,

/s/ Melissa N. Schaeffer

Melissa N. Schaeffer Senior Vice President and Chief Financial Officer

Cc:	Nudrat Salik
Division of Corporation Finance